May 8, 2006	FOLEY & LARDNER LLP
ATTORNEYS AT LAW

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WRITER'S DIRECT LINE
313.234.7107
yvanriper@foley.com EMAIL

CLIENT/MATTER NUMBER
058081-0106

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4569
Washington, DC 20549-4561

Attention:	Christian N. Windsor, Esq. Michael Clampitt, Esq.

Re:	CurrencyShares British Pound Sterling Trust (333-132361) Form S-1/A Filed May 8, 2006

Gentlemen:

On behalf of CurrencyShares British Pound Sterling Trust (the ‘‘Trust’’), sponsored by Rydex Specialized Products LLC d/b/a Rydex Investments (the ‘‘Sponsor’’), earlier today we filed Amendment No. 1 (‘‘Amendment No. 1’’) to the Registration Statement on Form S-1 filed by the Trust on March 17, 2006 (the ‘‘Registration Statement’’). Enclosed with this letter is a blacklined version of Amendment No. 1 showing the changes made from the Registration Statement.

Set forth below are our responses, made on behalf of the Trust, to the comment letter of the staff of the Division of Corporation Finance (the ‘‘Staff’’) dated April 17, 2006. For your convenience, the text of each Staff comment is stated in full in italicized text, and our responses follow each comment. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1. Page number references mentioned in this letter refer to the corresponding page numbers in the blacklined version of Amendment No. 1.

General Comments

1.    Make corresponding changes to the other CurrencyShares documents.

Response: As we previously discussed with the Staff, the registration statements for the CurrencyShares British Pound Sterling Trust, CurrencyShares Australian Dollar Trust, CurrencyShares Canadian Dollar Trust, CurrencyShares Mexican Peso Trust, CurrencyShares Swedish Krona Trust and the CurrencyShares Swiss Franc Trust are substantially identical except for currency-specific information and the specific interest rate to be paid. Accordingly, to more expeditiously respond to your comments, we are filing an amendment to only the CurrencyShares British Pound Sterling Trust Registration Statement at this time. When you indicate that we have satisfactorily responded to your comments regarding the Trust, we will make conforming changes in the five other registration statements and file all amended registration statements and the exhibits thereto in final form. We anticipate that all six registration statements will be declared effective concurrently.

2.    Revise the chart on the Creation and Redemption Processes to show the shares being redeemed as part of the redemption process or advise how it works without shares being redeemed.

Response: We have revised the Redemption Process chart to include the shares being redeemed as part of the redemption process.

3.    Pursuant to the Sarbanes-Oxley Act of 2002 and Rule 10A-3 promulgated thereunder the staff has the following questions related to the issuer, Rydex Specialized Products LLC. Please provide an analysis of the issuer’s obligation under Exchange Act Rule 10A-3(b). In this regard, please advise as to your position regarding whether the Trust or the LLC is subject to Rule 10A-3(b) and if so, advise as to your position as to whether either entity has an exception under Rule 10A-3(c) and whether any such exception applies to one or both entities.

Response: We believe that the Trust, not Rydex Specialized Products LLC, is the issuer. The Trust has signed the Registration Statement and Amendment No. 1, and the Trust also signed each registration statement on Form S-1 filed by the various CurrencyShares trusts identified in our response to Comment 1, as well as the registration statement on Form S-1 and the amendments thereto filed by the Euro Currency Trust. In response to a comment received from the Staff to the registration statement on Form S-1 filed by the Euro Currency Trust, we revised the disclosure in amendment number 1 to that registration statement to include an acknowledgement that the Sponsor may be deemed to be the issuer under Section 2(a)(4) of the Securities Act of 1933, as amended. We have included this acknowledgement in the Registration Statement and Amendment No. 1. Nevertheless, as described above, we believe that the Trust is the issuer.

It is our position that the Trust, as the issuer, is subject to Rule 10A-3(b) but is exempt from the audit committee independence standards set forth therein pursuant to the exemption under Rule 10A-3(c). Item 7 of Rule 10A-3(c) states that: ‘‘The listing of securities of a listed issuer is not subject to the requirements of this section if: (i) The listed issuer, as reflected in the applicable listing application, is organized as a trust or other unincorporated association and does not have a board of directors or persons acting in similar capacity; and (ii) The activities of the listed issuer that is described in paragraph (c)(7)(i) of this section are limited to passively owning or holding (as well as administering and distributing amounts in respect of) securities, rights, collateral or other assets on behalf of or for the benefit of the holders of the listed securities.’’

The Trust is a passive investment vehicle. To qualify as a grantor trust, the Trust cannot be actively managed. Pursuant to our telephone conference with Messrs. Christian Windsor and Michael Clampitt on April 4, 2006, and as set forth in our response to Comment 23, we have revised Section 2.1 of the Depositary Trust Agreement to include a Statement of Purpose for the Trust and to specifically limit the powers of the Trust. This section of the Depositary Trust Agreement now states that the Trust is a passive investment vehicle that is not actively managed, does not have a board of directors or persons acting in a similar capacity, nor does it have officers or employees, and acts only through the Trustee and the Sponsor. Further, Section 2.1 states that the Trust will have the power only to receive and hold British Pound Sterling, issue Baskets in exchange for deposits of British Pound Sterling, distribute British Pound Sterling in connection with redemptions of Baskets and perform acts incidental thereto. Finally, Section 2.1 now states that the Trust shall not have the power to engage in any other business activities.

As described above and in revised Section 2.1 of the Depositary Trust Agreement, the Trust does not have a board of directors or persons acting in a similar capacity, nor does it have officers or employees, and its activities are limited to passively holding and distributing amounts in respect of Trust securities. Accordingly, we believe that the Trust satisfies the requirements set forth in Item 7 of Rule 10A-3(c) and therefore is exempt from the audit committee independence requirements of Rule 10A-3.

Prospectus Summary

Trust Structure, page 2

4.    Revise the first paragraph to indicate how management expects the Trust to earn income for investors or alternatively, how shareholders may earn income on their investments. For example, the Trust will earn income for investors, besides the interest earned on the investment, only if the dollar declines in value against the British Pound. If earning income for shareholders is not the objective, so state.

Response: As stated in the first paragraph under ‘‘Trust Structure’’ on page 2, the investment objective of the Trust is to reflect the price of the British Pound Sterling. This paragraph has been revised to include a statement that earning income for Shareholders is not the objective of the Trust and that whether investors earn income will depend on the relative value of the British Pound Sterling and the US Dollar. We explain that if the British Pound Sterling appreciates relative to the US Dollar and a Shareholder sells its Shares, the Shareholder will earn income; conversely, if the British Pound Sterling depreciates relative to the US Dollar and a Shareholder sells its Shares, the Shareholder will incur a loss.

5.    Revise the third paragraph (one sentence) or the last paragraph of this section to more fully describe the Distributor, its affiliation to the Sponsor, its compensation, and other material terms of any agreement between the Distributor, the Sponsor, the Trust, Trustee, or Authorized Participants. In addition, provide a cross-reference to a more complete description of the Distributor and to any Agreement filed as an exhibit to the registration statement.

Response: The fourth paragraph (one sentence) on page 2 has been deleted as it was duplicative of the last paragraph of this section. We have also revised the second full paragraph on page 3 to state that the Sponsor and Distributor are affiliates, there is no written agreement between them, and no compensation is paid by the Sponsor to the Distributor in connection with services performed by the Distributor. We have also added a cross-reference to the section titled ‘‘The Distributor’’. We have been informed that there is no agreement between the Distributor and any of the Trust, the Trustee or the Authorized Participants named in Amendment No. 1.

The Offering

Interest on Deposits, page 4

6.    Revise to define SONIA and provide a comparison to US Prime Rate or another widely used index.

Response: References to SONIA have been removed throughout Amendment No. 1, as SONIA is no longer the basis for the interest rate to be paid. We have instead included under ‘‘Interest on Deposits’’ on pages 4 – 5 a description of the British Bankers Association LIBOR Overnight rate, along with a comparison of such rate to the Federal Funds Rate.

7.    Supplementally advise the staff if the Depository has any other relationship with the Sponsor or the Distributor. If so, please describe. In addition, advise the staff as to whether there are any tying arrangements between the parties.

Response: We have been advised that the Depository does not have any other relationships with the Sponsor or the Distributor and that there are no tying arrangements between the parties.

Net Asset Value, page 4

8.    Revise to disclose how shareholders will be notified that an alternative NAV valuation is being used and a description of the alternative valuation methodology.

Response: We have revised the section titled ‘‘Net Asset Value’’ on page 5 to include an explanation that an alternative basis for determining the NAV of the Trust may include reference to other exchange-traded securities that reflect the relative value of the British Pound Sterling to the US Dollar, and that any alternative basis used to determine NAV would be disclosed on the Trust’s website.

Risk Factors, page 9

9.    Revise the second risk on page 12, ‘‘Shareholders may incur significant fees . . . ’’ to reconcile this disclosure with that on page 7 (Termination Events). Herein it states that shareholders will receive Pounds Sterling upon termination while page 7 indicates the Trustee will sell the Pounds and distribute dollars to shareholders.

Response: We have revised the last paragraph under the ‘‘Termination Events’’ section on page 7 to clarify that the sale of British Pound Sterling and the distribution of US Dollars to a Shareholder by the Trustee will occur if that Shareholder tenders Shares more than 90 days after the termination of the Trust, and that a Shareholder tendering Shares before then will receive its distribution in British Pound Sterling. We have also revised the third risk on page 13, ‘‘Shareholders may incur significant fees . . .’’ to clarify that a Shareholder tendering its Shares within 90 days of the Trust’s termination will receive its distribution in British Pound Sterling.

Overview of the Foreign Exchange Industry, page 18

10.    The staff notes many statements of fact without citing the source of the information. For example, the first entire first paragraph is without a source. Please revise the entire section to disclose the source of the facts stated or indicate that the statements are management’s beliefs.

Response: The section ‘‘Overview of the Foreign Exchange Industry’’ has been revised to disclose the sources of the various facts stated.

The British Pound Sterling, page 20

11.    The staff notes many statements of fact without citing the source of the information. For example, the first entire first paragraph is without a source. Please revise the entire section to disclose the source of the facts stated or indicate that the statements are management’s belief.

Response: The section ‘‘The British Pound Sterling’’ has been revised to disclose the sources of the various facts stated.

Description of the Trust, page 24

12.    Revise the fourth paragraph to disclose who will earn the $500 fee, e.g., the shareholders, the Trustee, etc.

Response: The fourth paragraph under ‘‘Description of the Trust’’ on page 26 has been revised to disclose that the $500 fee is earned by the Trustee.

The Sponsor, page 27

13.    We note that you have entered into an arrangement with M7 Ventures, LLC. Please revise to quantify the fees to be paid to M7 Ventures and the nature of the services being performed. In addition, file the agreement as an exhibit in the next pre-effective amendment.

Response: As disclosed in the second full paragraph on page 28, M7 Ventures has entered into an arrangement with the Sponsor, not the Trust. Accordingly, M7 Ventures is being paid by the Sponsor, not the Trust, and the Shareholders will not bear the expense of this arrangement. For this reason, we see no value to Shareholders in disclosing the fees to be paid by the Sponsor to M7 Ventures and believe such disclosure could confuse Shareholders by suggesting that they are paying these fees. Further, because the arrangement is between the Sponsor and M7 Ventures, not between the Trust and M7 Ventures, we do not believe that it is appropriate to file the agreement between the Sponsor and M7 Ventures as an exhibit to Amendment No. 1.

The Distributor, page 27

14.    Revise to quantify the fees to be paid and disclose who will ultimately pay the fees, e.g., the shareholders through the fees paid by the Trust.

Response: As stated in our response to Comment 5, because the Sponsor and the Distributor are affiliates, no compensation is being paid to the Distributor for services rendered to the Trust. We have revised the second paragraph under ‘‘The Distributor’’ on page 29 to state this.

Description of the Deposit Account Agreement, page 28

15.    Revise to clearly disclose when interest will start to be earned on created baskets (disclose whether there is a time lag between basket creation and deposit) and whether or not interest will be earned on interest earned but not yet paid to shareholders and the time lag between Trustee deposits in the secondary account and payments to shareholders.

Response: We have revised the paragraph under ‘‘Description of the Deposit Account Agreement — Interest’’ on page 31 to state that interest will start to be earned on the day Baskets are created (i.e., the date the trade settles) and that the creation of Baskets will occur three days after funds are transferred by the Authorized Participant to the Depository (T + 3). We have also revised this paragraph to clarify that interest on the primary deposit account does not compound, and therefore interest will not be earned on interest accrued but not yet paid by the Depository. Finally, we have revised this paragraph to state that the Shareholders will receive a distribution of interest remaining after payment of the Sponsor’s fee and other fees, if any, approximately ten days after the end of the month.

The Trustee, page 34

16.    Supplementally cite for the staff the Registrant’s and/or Trustee’s exemption from the Trust Indenture Act of 1939.

Response: Pursuant to Section 304(a)(1) of the Trust Indenture Act of 1939 (the ‘‘Trust Indenture Act’’), the Trust Indenture Act does not apply to any security other than a note, bond, debenture or evidence of indebtedness, a certificate of interest or participation in a note, bond, debenture or evidence of indebtedness, or a temporary certificate for, or guarantee of, any such note, bond, debenture or evidence of indebtedness. The registrant Trust and the Trustee are not required to comply with the Trust Indenture Act because the Trust is registering equity securities.

Legal Matters, page 49

17.    We note your disclosure of the fee arrangement between M7 Ventures and Foley & Lardner, LLP, which is based upon NAV of the trust. Please revise to specifically disclose how these fees are derived (i.e. 20 bps) and quantify the fees paid.

Response: As disclosed in the first paragraph under ‘‘Legal Matters’’ on page 48, and as noted in your comment, the fee arrangement exists between M7 Ventures and Foley & Lardner LLP. Because the Trust is not a party to this arrangement, neither the Trust nor the Shareholders will bear the expense of this arrangement. Thus, we see no value to Shareholders in disclosing how these fees are derived or in quantifying the fees paid. We believe that adding such disclosure could confuse Shareholders by suggesting to them that they are ultimately paying these fees.

Form of Statement of Financial Condition, page F-3

18.    As the Trust becomes operational, please revise your future filings to separately present the balance of British Pound Sterling Deposits held in the interest bearing account and the balance held in the non-interest bearing account.

Response: As the Trust becomes operational, the financial statements will be revised to separately present the balance of British Pound Sterling deposits held in the interest bearing account and the balance held in the non-interest bearing account.

Notes to Financial Statements
Note 2: Significant Accounting Policies
C. Foreign Currency Translation, page F-5

19.    We note that you have determined the British Pound Sterling to be the functional currency of the Trust. Please provide us with your analysis of how you made this determination. In your response, please address the following:

a)    The Sponsor’s fee is accrued based upon 0.4% of the British Pound Sterling in the Trust. Please tell us the currency in which this payment will be denominated.

b)    We note that certain costs may be incurred which will require settlement in US Dollars. Please tell us the magnitude of costs which are anticipated to require settlement in US Dollars, and how this was considered in your functional currency determination.

c)    We note that in the event that the interest deposited exceeds the sum of the Sponsor’s fee for the prior month plus other Trust expenses, if any, the Trustee will convert the excess into US Dollars at a prevailing market rate and distribute the US Dollars to shareholders. Please tell us how this was considered in your determination of the functional currency.

Response: The determination that British Pound Sterling is the functional currency of the Trust is based on the fact that the Trust’s primary cash generation and expenditure activities, as more fully described below, occur in British Pound Sterling. This comports with the guidance found in Financial Accounting Standards Board Statement No. 52, ‘‘Foreign Currency Translation’’ (‘‘FAS 52’’), paragraph 39. Financing of the Trust and the subsequent creation of Baskets occurs when deposits of British Pound Sterling are made to the Depository. Redemption of Baskets occurs when Baskets are returned to the Trust in exchange for their British Pound Sterling equivalent value. Appendix A of FAS 52 sets forth six factors to be considered in determining functional currency. The ‘‘cash flow indicator’’ factor requires a determination of whether cash flows related to an entity’s assets and liabilities are primarily in a foreign currency. As described above, the Trust’s cash flows will be in British Pound Sterling as Baskets are created and redeemed. Therefore, this indicates that the correct functional currency is British Pound Sterling.

a.    The Sponsor’s fee will be accrued and paid in British Pound Sterling. When Baskets are created, British Pound Sterling will be deposited by the Authorized Participant with the Depository. Interest earned on the deposited British Pound Sterling will be paid to the Trust in British Pound Sterling and this interest, denominated in British Pound Sterling, will be transferred from the Trust’s account with the Depository to the Trustee monthly. Following transfer of the interest out of the Trust’s account (and, therefore, out of the Trust), the Trustee will direct that the interest be converted to US Dollars and the Trustee will pay the Sponsor’s fee and other Trust expenses, if any, and distribute as a dividend the excess interest earned to the Shareholders. Accordingly, the Trust will bear no foreign currency translation risk or exposure with respect to the Sponsor’s fee. One factor set forth in Appendix A of FAS 52 requires an evaluation of the entity’s ‘‘expense indicators’’ and whether the costs to the entity are in foreign currency. Because the Trust’s only ordinary recurring expense is the Sponsor’s fee, which will be denominated in British Pound Sterling, this indicates that the correct functional currency for the Trust is British Pound Sterling.

b.    As described in the first paragraph under ‘‘Trust Expenses’’ on page 6 and in the first paragraph under ‘‘Description of the Depositary Trust Agreement — Expenses of the Trust’’ on page 39, the Trust’s only ordinary recurring expense will be the Sponsor’s fee. The Sponsor is obligated under the Depositary Trust Agreement to assume and pay the Trust’s administrative and marketing expenses. As noted above, the Sponsor’s fee will be denominated in British Pound Sterling. The Trust may incur additional extraordinary expenses such as expenses not assumed by the Sponsor, taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Trust or action taken by the Trustee or the Sponsor to protect the Trust or the interests of Shareholders, indemnification of the Sponsor under the Depositary Trust Agreement and legal fees and expenses in excess of $100,000 per year. It is believed, however, that these extraordinary expenses will rarely, if ever, be incurred; therefore, it is not possible to predict the magnitude of costs that might require settlement in US Dollars. Because it is anticipated that these extraordinary expenses will occur only rarely, if at all, they are not considered to impact the evaluation of the expense indicators factor set forth in Appendix A of FAS 52 as discussed above.

c.    In the event that interest earned by the Trust exceeds the Sponsor’s fee plus other Trust expenses, if any, the Trustee will direct that the remaining interest be converted to US Dollars and the Trustee will distribute the US Dollars to the Shareholders. This does not impact the functional currency analysis because, as described above, the conversion of the interest from British Pound Sterling to US Dollars will occur out of the Trust and, accordingly, the Trust will bear no foreign currency translation risk or exposure.

D. Federal Income Taxes, page F-5

20.    We note that the last four paragraphs of your Federal Income Tax footnote appear to include duplicate disclosure (paragraphs 6 and 7 are the same as paragraphs 8 and 9). Please revise as necessary.

Response: We have revised note 2D, Federal Income Tax, on pages F-5 – F-6 to delete the duplicative paragraphs.

E. Revenue Recognition, page F-7

21.    Please revise your disclosure to specifically state when interest income is recognized in your financial statements.

Response: We have revised note 2E, Revenue Recognition, on page F-6 to clarify that interest income accrues and is recorded daily.

F. Distributions, page F-7

22.    Please revise your disclosure regarding distributions to reflect the discussion regarding the distributions on page 28 of the filing.

Response: We have revised note 2F (now titled ‘‘Dividends’’) on page F-7 to include the relevant discussion regarding distributions that appears under ‘‘Description of the Shares — Limited Rights — Distributions’’ on page 29.

Part II
Exhibit 4.1, Depository Trust Agreement

23.    Revise to provide a Statement of Purpose for the trust as well as a section for the duties and powers of the Trust.

Response: As stated in our response to Comment 3, we have revised Section 2.1 of the Depository Trust Agreement to include a statement of purpose and to state the powers of the Trust. We have not set forth ‘‘duties’’ of the Trust in this section, as we believe it is the Trustee, not the Trust itself, that has duties.

Exhibits 5.1 and 8.1

24.    Revise to file completed opinions in a pre-effective amendment.

Response: We will file signed opinions as Exhibits 5.1 and 8.1 in the final pre-effective amendment to the Trust.

Please contact the undersigned at (313) 234-7107 or Patrick Daugherty at (313) 234-7103 should you have any questions or comments regarding these responses.

Very truly yours,
FOLEY & LARDNER LLP

By:	/s/ Yvette M. VanRiper Yvette M. VanRiper Partner

Cc: Timothy Meyer